                                  United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934
                   For the Fiscal year ended February 3, 2001

                                       OR

             [ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        For the transition period from         to
                                                       ------


                         Commission file number 1-12814

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                          THE COLE NATIONAL CORPORATION
                        401(K) SAVINGS PLAN FOR EMPLOYEES
                            OF PEARLE VISION CENTERS

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

                            Cole National Corporation
                             5915 Landerbrook Drive
                          Mayfield Heights, Ohio 44124

                              REQUIRED INFORMATION
                              --------------------

Financial Statements
--------------------

          The Cole National Corporation 401(K) Savings Plan For Employees of Pearle Vision Centers (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

     Report of Independent Certified Public Accountants

     Statements of Net Assets Available for Plan Benefits

     Statements of Changes in Net Assets Available for Plan
          Benefits

     Notes to Financial Statements

     Supplemental Schedules

          Internal Revenue Service Form 5500 - Schedule of Assets held for investment purposes as of February 3, 2001

          Internal Revenue Service Form 5500 - Schedule of Loans in Default as of February 3, 2001


Exhibits
--------

23   Consent of Arthur Andersen LLP

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      THE COLE NATIONAL CORPORATION
                                      401(K) SAVINGS PLAN FOR EMPLOYEES
                                      OF PEARLE VISION CENTERS


Date:  June 29, 2001                  By: /s/ Joseph Gaglioti
      ---------------------               -------------------
                                          Joseph Gaglioti, Member of the Plan's
                                          Investment Committee

COLE NATIONAL CORPORATION 401(k) PLAN FOR EMPLOYEES AT
PEARLE VISION CENTERS

Financial Statements
As of December 31, 2000 and 1999

And Supplemental Schedule
As of December 31, 2000


Together With Report of Independent Public Accountants

COLE NATIONAL CORPORATION 401(k) PLAN FOR EMPLOYEES AT
PEARLE VISION CENTERS


Table of Contents
December 31, 2000 and 1999



Report of Independent Public Accountants

Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes at End of Year as of
   December 31, 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of Cole National Group, Inc.:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Cole National Corporation 401(k) Plan For Employees at Pearle Vision Centers (the "Plan") as of December 31, 2000 and 1999, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year (Schedule I) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen LLP

Cleveland, Ohio,
   June 21, 2001.

COLE NATIONAL CORPORATION 401(k) PLAN FOR EMPLOYEES AT
PEARLE VISION CENTERS


Statement of Net Assets Available for Benefits
As of December 31, 2000 and 1999


                                                                               2000               1999
                                                                         ------------------ -----------------

Assets:
   Cash                                                                      $     3,667         $       624

   Investments                                                                33,471,812          34,217,682

Receivables:
   Employee contributions                                                         66,600             141,660
   Employer contributions                                                        147,403             135,487
   Interest                                                                        8,060               7,531
                                                                         ------------------ -----------------
         Total receivables                                                       222,063             284,678
                                                                         ------------------ -----------------

         Total assets                                                         33,697,542          34,502,984
                                                                         ------------------ -----------------

LIABILITIES:
   Corrective distributions payable                                              (18,060)            (16,290)
                                                                         ------------------ -----------------

         Total liabilities                                                       (18,060)            (16,290)
                                                                         ------------------ -----------------

NET ASSETS AVAILABLE FOR BENEFITS                                            $33,679,482         $34,486,694
                                                                         ================== =================



The accompanying notes to financial statements are an integral part of these statements.

COLE NATIONAL CORPORATION 401(k) PLAN FOR EMPLOYEES AT
PEARLE VISION CENTERS


Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000


ADDITIONS:
---------
   Investment income:
     Interest                                                                 $  100,451
     Dividends                                                                 4,347,015

   Contributions:
     Employee                                                                  1,845,788
     Employer                                                                    188,528
                                                                         ----------------

Total additions                                                                6,481,782

DEDUCTIONS:
-----------
   Benefits paid to participants                                               4,606,384
   Other                                                                          41,652

   Affiliated plan transfers, net                                                663,862

   Investment losses-
     Net depreciation in fair value of investments                             1,977,096
                                                                         ----------------

Total deductions                                                               7,288,994
                                                                         ----------------

Net decrease                                                                    (807,212)

Net assets available for benefits:
     Beginning of year                                                        34,486,694
                                                                         ----------------
     End of year                                                             $33,679,482
                                                                         ================



The accompanying notes to financial statements are an integral part of this statement.

COLE NATIONAL CORPORATION 401(k) PLAN FOR EMPLOYEES AT
PEARLE VISION CENTERS


Notes to Financial Statements
December 31, 2000 and 1999



1. SUMMARY OF PLAN:
   ----------------

The following description of the Cole National Corporation 401(k) Plan for Employees at Pearle Vision Centers (the "Plan") (formerly the Pearle Vision, Inc. 401(k) Profit Sharing Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General
-------

The Plan is a defined contribution plan covering eligible employees of Pearle, Inc. and Pearle Vision, Inc. (hereinafter collectively referred to as "the Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company is a wholly owned subsidiary of Cole National Group, Inc.

Effective January 1, 1998, the Plan was amended to conform to the Cole National Corporation 401(k) Savings Plan (the "Cole Plan").

Eligibility
-----------

All employees of the Company, as well as employees who were employed by Pearle, Inc. or Pearle Vision, Inc, prior to January 1, 1998, are eligible to participate in the Plan upon attaining the age of 21 and completing one year of service in which at least 1,000 hours of service are performed. Participation may begin as soon as administratively feasible following satisfaction of the eligibility requirements.

Contributions
-------------

Participants may contribute up to 17% of pretax annual compensation ("Elective Deferral"), as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("Rollover Contributions").

The Company makes a mandatory company-matching contribution equal to 10% of the participants' Elective Deferrals. The Company may also make a discretionary matching contribution for each plan year equal to such dollar amount or percentage of participant Elective Deferrals as determined by the Company's board of directors.

Participant and Company contributions are subject to certain limitations imposed by law.

COLE NATIONAL CORPORATION 401(k) PLAN FOR EMPLOYEES AT
PEARLE VISION CENTERS


Notes to Financial Statements
December 31, 2000 and 1999
Page 2


Participants' Accounts
----------------------

Each participant's account is credited with the participant's Elective Deferrals and allocations of (a) the Company's contribution, and (b) Plan earnings. Allocations of a Company contribution are based on the ratio of each participant's Elective Deferral for the Plan year to total Elective Deferrals of all participants for the Plan year. Allocations of the Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
-------

Participants are immediately vested in their Elective Deferrals and Rollover Contributions plus actual earnings thereon. Participants vest in the Company's contribution portion of their accounts, plus actual earnings thereon, at the following rates:

1 year of service                  25%
2 years of service                 50%
3 years of service                 75%
4 years of service                100%

Administration
--------------

The administrator of the Plan is the Administrative Committee of Cole National Group, Inc.

Investment Options
------------------

Upon enrollment in the Plan, a participant may direct the investment of their Elective Deferral contributions in whole percentage increments to any of eight investment options.

   MERRILL LYNCH RETIREMENT PRESERVATION TRUST - Funds are invested in shares of a trust that invests in guaranteed investment contracts, obligations of U.S. Government, U.S. Government agency securities and money market instruments.

   MERRILL LYNCH BALANCED CAPITAL FUND - Funds are invested in shares of a registered investment company that invests mainly in equity, debt and convertible securities.

   PIMCO TOTAL RETURN FUND - Funds are invested in a diversified portfolio of fixed-income securities of varying maturities, securities denominated in foreign currencies and U.S. dollar-denominated securities of foreign issuers. The Fund also buys and sells certain "derivative" instruments, contracts or options for the purpose of hedging or increasing its return.

COLE NATIONAL CORPORATION 401(k) PLAN FOR EMPLOYEES AT
PEARLE VISION CENTERS


Notes to Financial Statements
December 31, 2000 and 1999
Page 3

   DAVIS NEW YORK VENTURE FUND - Funds are invested primarily in common stocks. While the Fund invests predominantly in equity securities of companies with market capitalizations of at least $5 billion, it can invest in issues of small-market capitalization companies.

   MFS EMERGING GROWTH FUND - Funds are invested primarily in common stocks of emerging growth companies, which are companies that Fund management believes are early in their life cycle but have the potential to become major enterprises or are major enterprises whose rates of earnings growth are expected to accelerate because of special factors, such as rejuvenated management, new products, changes in consumer demand, or basic changes in the economic environment.

   PIMCO CAPITAL APPRECIATION FUND - Funds are invested primarily in the common stocks of 60 to 100 large-market capitalization companies (those with at least $1 billion at the time of investment).

   TEMPLETON FOREIGN FUND - Funds are invested in equity and debt securities of companies and governments outside the U.S.

   Cole National Corporation Common Stock - Funds are invested in the common stock of Cole National Corporation.

Participants may change their investment elections daily.

Company contributions, which are credited to a participant's account, are allocated to the aforementioned investment options using the same percentages in effect for the participant's Elective Deferral contributions on the date of the Company contribution.

Participant Notes Receivable
----------------------------

Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from
(to) the Participant Notes Receivable fund. The maximum term of any loan is for five years, including loans used to acquire principal residences. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the Prime Interest Rate quoted in the WALL STREET JOURNAL on the first business day of the third month of the calendar quarter before the loan was made plus 1%. Administrative fees associated with such loans are deducted from the particular participants' accounts that incurred the expense.

COLE NATIONAL CORPORATION 401(k) PLAN FOR EMPLOYEES AT
PEARLE VISION CENTERS


Notes to Financial Statements
December 31, 2000 and 1999
Page 4


Payment of Benefits
-------------------

On termination of service due to death, disability, retirement or separation from service of the Company, a participant may elect to have the value of the vested interest in his or her account paid as a lump-sum distribution, in installments or rolled over into another qualified plan. Furthermore, a participant may elect to withdraw all or any part of the vested interest in his or her account if, prior to termination of employment, a participant attains the age of 59 1/2 or if a participant incurs a hardship (as defined in the Plan).

Expenses
--------

Subsequent to the Plan being amended on January 1, 1998, all Plan expenses are charged against and withdrawn from the Plan except those which are discretionarily paid by the Company. Since the Plan was amended, the Company has paid all Plan expenses, except for the administration fee incurred in conjunction with the issuance of participant notes. The Company has paid approximately $24,000 and $25,000 in administrative expenses for the years ended December 31, 2000 and 1999, respectively.

Plan Termination
----------------

Although it has not expressed any intent to do so, Cole National Group, Inc. reserves the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Forfeitures
-----------

Forfeitures amounted to approximately $31,100 and $43,000 for the years ended December 31, 2000 and 1999, respectively. Future forfeitures will be used to reduce Company contributions for the respective year. Should participants to which such forfeitures relate return to the Plan prior to incurring five consecutive one-year breaks in service, the Employer will increase the contributions to the Plan in an amount necessary to reinstate such forfeited amounts if the employee repays to the Plan the amount of any prior distribution.

Reportable Transactions
-----------------------

Reportable transactions are transactions with respect to any Plan asset that involve an amount in excess of 5% of the beginning balance of the total Plan assets. There were no non-participant directed reportable transactions in 2000 or 1999.

COLE NATIONAL CORPORATION 401(k) PLAN FOR EMPLOYEES AT
PEARLE VISION CENTERS


Notes to Financial Statements
December 31, 2000 and 1999
Page 5


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   -------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan are prepared under the accrual method of accounting.

Adoption of New Authoritative Literature
----------------------------------------

The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs.

Valuation of Investments
------------------------

Assets of the Plan are held in trust by Merrill Lynch Trust Company (the "Trustee") whereby the Trustee acts as custodian of the Plan's investment portfolio.

Except for the Merrill Lynch Retirement Preservation Trust, the investments and changes therein have been reported by the Trustee as having been determined through the use of quoted market prices which represent the fair value of investments held by the Plan at December 31, 2000 and 1999.

The Merrill Lynch Retirement Preservation Trust is an investment contract account that is fully benefit responsive. All activity in this account is recorded at contract value based on the guaranteed annual return. According to the Trustee of the Plan, as of December 31, 2000 contract value closely approximates the fair market value of this fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Contributions and Payment of Benefits
-------------------------------------

Participant contributions are recognized at the payroll withholding date. Benefit payments to participants are recorded upon distribution.

COLE NATIONAL CORPORATION 401(k) PLAN FOR EMPLOYEES AT
PEARLE VISION CENTERS


Notes to Financial Statements
December 31, 2000 and 1999
Page 6


Estimates
---------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. INFORMATION FURNISHED BY TRUSTEE:
   ---------------------------------

Under the Plan agreement, the Trustee holds all investment assets, executes all investment transactions and distributes funds to the Plan participants in accordance with the Plan document. The financial statements have been prepared from investment information and related activity certified as complete and accurate and furnished by the Trustee.

4. RELATED PARTY TRANSACTIONS:
   ---------------------------

Certain Plan investments are shares of mutual funds or a common trust managed by Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch"). Merrill Lynch Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5. INVESTMENTS:
   ------------

The following table presents the fair values of investments, as determined by the Plan Trustee, representing 5% or more of the Plan's assets at December 31, 2000 and 1999:

                                                      December 31
                                                ----------------------------
                                                  2000            1999
                                                ------------  --------------

Merrill Lynch Retirement Preservation Trust      $9,195,332      $9,325,918
PIMCO Capital Appreciation Fund                   9,237,037       9,320,629
Davis New York Venture Fund                       8,509,921       9,027,865

6. DERIVATIVE FINANCIAL INSTRUMENTS:
   ---------------------------------

Statement of Financial Accounting Standards (SFAS) No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosure about derivative financial instrument, futures, forwards, swaps, option contracts, and other financial instruments with similar characteristics.

COLE NATIONAL CORPORATION 401(k) PLAN FOR EMPLOYEES AT
PEARLE VISION CENTERS


Notes to Financial Statements
December 31, 2000 and 1999
Page 7


The PIMCO Total Return Fund investment held by the Plan at December 31, 2000 includes derivative financial instruments. As described by the PIMCO Total Return Fund prospectus, derivative instruments, contracts and options are used for the purpose of hedging or increasing the fund's return. The derivative investments in the PIMCO Total Return Fund are stated at fair market value at December 31, 2000.

Effective January 1, 2001, the Plan was required to adopt Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS Nos. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of Effective Date of SFAS No. 133", and 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment to SFAS No. 133". The adoption of SFAS No. 133 did not have a material impact on the Plan assets as the derivative instruments described above are stated at fair market value.

7. TAX STATUS:
   -----------

The Plan obtained a determination letter on April 3, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, is in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been subsequently amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

Schedule I


COLE NATIONAL CORPORATION 401(k) PLAN FOR EMPLOYEES AT
PEARLE VISION CENTERS


Schedule of Assets Held for Investment Purposes at End of Year
As of December 31, 2000
Schedule 4i


Plan Sponsor:  Cole National Corporation
Employer Identification Number:  38-1412890
Plan Number:  002



                                                             Contract or
                               Issuer                       Market Value
   ----------------------------------------------------- -----------------

   SHORT-TERM SECURITIES
   ---------------------
  *Merrill Lynch Retirement Preservation Trust                 $9,195,332
                                                         -----------------

   COMMON STOCK
   ------------
  *Cole National Corporation Common Stock                         108,987
                                                         -----------------

   MUTUAL FUNDS
   ------------
  *Merrill Lynch Balanced Capital Fund                          1,134,024
   MFS Emerging Growth Fund                                     1,364,322
   PIMCO Total Return Fund                                      1,556,666
   PIMCO Capital Appreciation Fund                              9,237,037
   Templeton Foreign Fund                                         969,325
   Davis New York Venture Fund                                  8,509,921
                                                         -----------------
           Total Mutual Funds                                  22,771,295
                                                         -----------------

  *Participant Notes Receivable (interest rates
      ranging from 7% to 10.5%)                                 1,396,198
                                                         -----------------

           Total Investments                                  $33,471,812
                                                         =================



* This indicates a party-in-interest to the Plan.



The accompanying notes to the financial statements are an integral part of this schedule.